                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                      ADVANCED TECHNOLOGY INDUSTRIES, INC.
           -----------------------------------------------------------
                                (Name of Issuer)

                         COMMON STOCK, $.0001 par value
           -----------------------------------------------------------
                         (Title of Class of Securities)

                                    00759X100
                         -------------------------------
                                 (CUSIP Number)

                                  Kurt Seifman
                     5 West 86th Street, New York, NY 10024
                                 (212) 877-0055
           -----------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               June 22, 2001
                          ----------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement or Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                                Page 1 of _ Pages

This Amendment No. 3 amends the 13D filed by Kurt Seifman on November 8, 2000, the 13D/A filed by Kurt Seifman and ERBC on December 14, 2000 and the 13D/A filed by Kurt Seifman and ERBC on January 22, 2001.

--------------------------------------------------------------------------------

CUSIP NO.  00759X100                   13D                     Page 2 of _ Pages

-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Kurt Seifman
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a)/  /
                                                                      (b)/  /
-------------------------------------------------------------------------------
3    SEC USE ONLY

-------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     PF
-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                   /   /

-------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
-------------------------------------------------------------------------------
                         7   SOLE VOTING POWER

                             6,727,440
                         -------------------------------------------------------
     NUMBER OF           8   SHARED VOTING POWER
      SHARES
  BENEFICIALLY               13,114,393
    OWNED BY
      EACH               -------------------------------------------------------
    REPORTING            9   SOLE DISPOSITIVE POWER
     PERSON
      WITH                   3,227,440

                         -------------------------------------------------------
                         10  SHARED DISPOSITIVE POWER

                             13,114,393
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     19,841,833
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            /  /
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     Approximately  57.5 %
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

      IN
-------------------------------------------------------------------------------

CUSIP NO.  00759X100                   13D                     Page 3 of _ Pages

-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     ERBC Holdings Limited
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a)/  /
                                                                      (b)/  /
-------------------------------------------------------------------------------
3    SEC USE ONLY

-------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                   /   /

-------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     British Virgin Islands
-------------------------------------------------------------------------------
                         7   SOLE VOTING POWER

                             -0-
                         -------------------------------------------------------
     NUMBER OF           8   SHARED VOTING POWER
      SHARES
  BENEFICIALLY              13,114,393
    OWNED BY
      EACH               -------------------------------------------------------
    REPORTING            9   SOLE DISPOSITIVE POWER
     PERSON
      WITH                   -0-

                         -------------------------------------------------------
                         10  SHARED DISPOSITIVE POWER

                           13,114,393

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   13,114,393
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            /  /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     Approximately  38%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!


                                  SCHEDULE 13D

ITEM 1.  SECURITY AND ISSUER.

         Title of Class: Common Stock, par value $.0001

         Issuer: Advanced Technology Industries, Inc.

         Principal Executive Offices:
                 Taubenstrasse 20
                 Berlin, Germany D-10117


ITEM 2.  IDENTITY AND BACKGROUND.

         This statement is filed on behalf of Kurt Seifman and ERBC Holdings Limited, hereinafter collectively referred to as "Reporting Parties". Mr. Seifman is the sole beneficial shareholder of ERBC Holdings Limited.

         (a) Kurt Seifman

         (b) Mr. Seifman's residential address is 5 West 86th Street, New York, NY, 10024

         (c) Mr. Seifman is the Chairman of the Board of Directors of ERBC Holdings Limited

         (d) During the last five years, Mr. Seifman has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, Mr. Seifman has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Mr. Seifman is a United States citizen.


         (a) ERBC Holdings Limited ("ERBC")

         (b) The address of the company is c/o Finbar F. Dempsey & Company, Cockburn House, Market Street, P. O. Box 70, Grand Turk, Turks & Caicos Islands, British West Indies

         (c) The company is engaged in the merchant banking business.

         (d) During the last five years neither ERBC, nor, to the best of the knowledge of ERBC, any director or executive officer of ERBC has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, neither ERBC, nor, to the best of the knowledge of ERBC, any director or executive officer of ERBC has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) ERBC is a British Virgin Islands corporation.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        The transaction being reported herein is the exchange of Issuer's stock owned by Kurt Seifman for Bavaria Tech (previously known as Arbat American Autopark, Ltd) stock owned by various shareholders of Bavaria Tech.

        Prior to the transaction being reported herein, Mr. Seifman personally owned an 3,869,940 shares of Issuer and holds a proxy to vote an additional 3,500,000 shares. This ownership was reported by Mr. Seifman on the Schedule 13D filed on January 22, 2001. In addition, prior to the transaction being reported herein, ERBC owned 13,114,393 shares of the common stock of Issuer. This ownership was reported by ERBC on Schedule 13D/A filed December 14, 2000 and January 22, 2001. The shares effectuating the exchange of stock were issued on June 22, 2001.

         The consideration given for this transaction was that Kurt Seifman exchanged stock he owned in Issuer for stock owned by the Bavaria Tech shareholders, on a one-for-one basis (except one transaction which was exchanged on the basis of 4 shares of Issuer stock for 3 shares of Bavaria Tech stock).


ITEM 4.  PURPOSE OF TRANSACTION.

        Mr. Seifman exchanged 642,500 shares of Issuer's stock in exchange for 612,500 shares of a corporation named Bavaria Tech Limited, a Delaware corporation, previously known as Arbat American Autopark. ERBC is currently, and was prior to the exchange reported herein, a shareholder in Bavaria Tech. The Bavaria Tech Stock is not traded publicly and to the best of Mr. Seifman's knowledge, there is currently no market for the stock. In addition, at the time of the Closing, to the best of Mr. Seifman's knowledge, Bavaria Tech has no assets other than certain technologies that it owns which may or may not have any present or future value. The purpose of the transactions was to increase Mr. Seifman's beneficial ownership interest in Bavaria Tech. The Agreements with each of the Bavaria Tech shareholders were substantially in the form attached to this Schedule 13D/A as Exhibit 7.1.

         Mr. Seifman may exchange more of his Issuer's stock in exchange for Bavaria Tech stock, which will be reported upon the Closing of such transactions.

        The Reporting Parties may formulate other purposes, plans or proposals relating to the securities of the issuer owned by the Reporting Parties to the extent deemed advisable in light of market conditions, investment policies and other factors.

         Reporting Parties are currently negotiating the conversion of certain debts owed to Reporting Parties by Issuer into stock of Issuer. Upon execution of an agreement memorializing such transaction, the Reporting Parties will file an amended 13D/A to report the transaction. Except as indicated herein or in their previous Schedule 13D/As, the Reporting Parties have no present plans or proposals which relate to, or would result in, any of the matters enumerated in subsections (b) through (j), inclusive, of Item 4 of Schedule 13D.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) Upon the closing of the transaction reported herein, Mr. Seifman is the individual beneficial owner of 3,227,440 shares of the Issuer as to which he has the sole voting power and dispositive power, in addition to the 3,500,000 shares as to which he has sole voting power as Proxy Holder pursuant to an Irrevocable Proxy previously reported, for a total of 6,737,440 shares of Issuer and ERBC is the beneficial owner of 13,114,393 shares of the Issuer. Mr. Seifman is the sole beneficial owner of all of the outstanding stock of ERBC.

         (b) Mr. Seifman shares the power to vote or to direct the vote, to dispose or to direct the disposition of those shares owned by ERBC.

         (c) Other than the transactions set forth in Item 4 above , the Reporting Parties have not engaged in any transactions with respect to the issuer's common stock in the past sixty days.

         (d)  Not applicable.

         (e)  Not applicable.

        To the best of ERBC's knowledge, other than as set forth in this 13D/A, no executive officer, director or controlling person of ERBC has any interest in the securities of the Issuer.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except for the Irrevocable Proxy executed by the Josephs in favor of Kurt Seifman as Proxy Holder, as reported in the 13D/A filed by Reporting Parties on January 22, 2001, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Reporting Parties and any person with respect to any securities of the issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         7.1 Form of Agreement for Exchange of Shares between Kurt Seifman and various Bavaria Tech shareholders.

         7.2 Copy of an Agreement between Kurt Seifman and ERBC to file this Statement on Schedule 13D on behalf of each of them.


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  July 6, 2001                   ERBC Holdings Limited

                                       By /s/ Kurt Seifman
                                          -----------------------------------
                                          Kurt Seifman, Chairman of the Board


DATED: July 6, 2001


/s/ Kurt Seifman
---------------------------------------
Kurt Seifman